UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

PALTALK, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69764K106

(CUSIP Number)

The J. Crew Delaware Trust A

c/o J.P. Morgan Trust Company of Delaware, Trustee

500 Stanton-Christiana Road, DE3-1600

Newark, Delaware 19713

302-634-1627

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69764K106
1. Names of Reporting Persons. The J. Crew Delaware Trust A
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO, WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,356,132
8. Shared Voting Power 0
9. Sole Dispositive Power 2,356,132
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,356,132
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 24.1%(1)
14. Type of Reporting Person (See Instructions) OO

(1)	The percentage is calculated based on 9,792,264 shares of Common Stock, par value $0.001 per share (“Common Stock”), of Paltalk, Inc. (the “Issuer”) outstanding as of October 19, 2021, consisting of (i) 8,239,764 shares of Common Stock as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, which was filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on August 10, 2021 plus (ii) 1,552,500 shares of Common Stock issued pursuant to the October Offering (defined below) as disclosed in the Issuer’s Current Report on Form 8-K which was filed by the Issuer with the Commission on October 19, 2021.

Explanatory Note

This Amendment No. 1 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Person with the Commission on October 17, 2016 (the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

On August 2, 2021, the Issuer entered into an underwriting agreement with Maxim Group LLC, as representative of the underwriters (the “Underwriter”), relating to a firm commitment underwritten offering of 1,333,310 shares of the Issuer’s Common Stock (including an over-allotment option granted to the Underwriter to purchase 173,910 shares). The offering was made pursuant to the Issuer’s Registration Statement on Form S-1 (File No. 333-257036), initially filed on June 11, 2021, as amended from time to time, which was declared effective on August 2, 2021 (the “August Offering”). The August Offering, including the full exercise of the over-allotment option, closed on August 5, 2021.

Additionally, on October 14, 2021, the Issuer entered into an underwriting agreement with the Underwriter, relating to a firm commitment underwritten offering of 1,552,500 shares of the Issuer’s Common Stock (including an over-allotment option for the Underwriter to purchase 202,500 shares of Common Stock). The offering was made pursuant to the Issuer’s Registration Statement on Form S-3 (File No. 333-260063) filed on October 5, 2021, which was declared effective on October 14, 2021 (the “October Offering”). A preliminary prospectus supplement was filed with the Commission on October 14, 2021, and a final prospectus supplement was filed with the Commission on October 18, 2021. The October Offering, including the full exercise of the over-allotment option, closed on October 19, 2021.

The August Offering and October Offering resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Person in the Second Amendment.

This Amendment is being filed to update the aggregate percentage of Common Stock of the Issuer owned by the Reporting Person due to the issuance of additional Common Stock by the Issuer in the August Offering and October Offering.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the shares of common stock, par value $0.001 per share, of Paltalk, Inc., a Delaware corporation, with principal executive offices at 30 Jericho Executive Plaza, Suite 400E, Jericho, New York 11753.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person are stated in Items 11 and 13 on the cover pages hereto.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

In connection with the August Offering, the J. Crew Delaware Trust A entered into a lock-up agreement (the “August 2021 Lock-up Agreement”) with the Underwriter. Pursuant to the August 2021 Lock-up Agreement, the directors, executive officers and certain significant stockholders of the Issuer agreed not to sell, transfer or otherwise dispose of securities of the Issuer, without the prior written consent of the Underwriter, for a 180-day period, subject to certain limitations therein.

References to and the description of the August 2021 Lock-up Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the August 2021 Lock-up Agreement, which is attached hereto as Exhibit 99.3 and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Agreement and Plan of Merger, dated as of September 13, 2016, by and between the Issuer, AVM, SAVM Acquisition Corporation, and Jason Katz, as representative of the stockholders of AVM (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 14, 2016).
99.2	Escrow Agreement, dated October 7, 2016, by and among the Issuer, Jason Katz, as representative of the former stockholders of AVM, and Corporate Stock Transfer, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 11, 2016).
99.3	Form of Lock-Up Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2021

THE J. CREW DELAWARE TRUST A

By:	J.P. Morgan Trust Company of Delaware, Trustee
Name:	/s/ Francis M. Simms, Jr.
Title:	Executive Director